UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 27 September 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X            Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

Issued by Harmony Gold
Mining Company Limited

27 September 2011

For more details contact:
Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za

JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Fatal accident at Harmony’s Evander mine
Johannesburg. Tuesday, 27 September 2011. Harmony Gold Mining Company
Limited (Harmony) regrets to advise that following an ore pass accident and subsequent rescue efforts, an employee and two members of an external rescue team were fatally injured yesterday at its Evander mine in Mpumalanga.

Investigations are currently underway to establish the causes of the accidents.
Operations at the mine have been stopped until investigations have been completed.

Harmony’s Chief Executive Officer, Graham Briggs and his management team, express their sincere condolences to the families and colleagues of the deceased men.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 27, 2011
Harmony Gold Mining Company Limited
By:     /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director